DAVID OFF HUTCHER & CITRON

605 Third Avenue, 34th Floor

New York, New York 10158

May 20, 2015

Division of Corporate Finance

Securities and Exchange Commission

100 f Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Robinson

    Assistant Director

    Re:

Blue Earth, Inc.

Registration Statement on Form S-3

Filed March 25, 2015

File No. 333-202973

Dear Ms. Ransom:

The Company has filed Amendment No. 4 to its Registration Statement on this date to remove references to the Nasdaq deficiencies and to otherwise update the prospectus.  The aggregate number of shares was a reduced from the previously filed amendments to the Company’s Registration Statement on Form S-3 (File No. 333-202973) to reflect the amendments entered into for Nasdaq compliance.

If you have any comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:  /s/ Elliot H. Lutzker

            Elliot H. Lutzker, Partner

cc:

Johnny R. Thomas